Exhibit 99.1

BAYTEX ANNOUNCES 2013 BUDGET TARGETING 8% OIL GROWTH

CALGARY, ALBERTA (December 4, 2012) - Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) is pleased to announce that its Board of Directors has approved a 2013 capital budget of $520 million for exploration and development activities. This capital budget includes $430 million related to our conventional oil and gas operations, which is designed to generate an average production rate of 56,000 to 58,000 boe/d, as compared to our current guidance range of 53,500 to 54,500 boe/d for 2012. An additional $90 million of capital will be directed toward two thermal enhanced oil recovery projects, as we position Baytex for growth in 2014 and beyond.

This budget continues our focus on oil weighted production growth while also providing funding for projects which will allow us to moderate our long term corporate decline rates, supporting our ability to continue to execute the growth and income business model. Based on the mid-point of the production guidance ranges for 2012 and 2013, our 2013 plan reflects production growth rates of 8% for oil and natural gas liquids volumes and 6% for oil equivalent volumes. Our 2013 production mix is forecast to be approximately 89% liquids (75% heavy oil and 14% light oil and natural gas liquids) and 11% natural gas, based on a 6:1 natural gas-to-oil equivalency.

2013 Capital Budget Highlights

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Approximately one-half of our 2013 capital budget will be invested in our conventional heavy oil operations at Peace River and Lloydminster. Our 2013 capital budget includes the drilling of 37 horizontal multi-lateral wells in our Peace River region. Our multi-lateral drilling program at Peace River continues to be one of the highest rate of return projects in the oil and gas industry. In our Lloydminster region, we plan to drill 108 wells, approximately evenly split between vertical wells and horizontal wells. This area is characterized by stacked pay which has led to successful exploitation of multiple horizons.

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We have allocated approximately 17% of our 2013 capital budget toward two thermal enhanced oil recovery projects. Once developed, thermal recovery projects provide a source of long life, low decline production, which will enhance our ability to continue our growth and income model over the long term. These two projects are expected to contribute to our growth profile in 2014 and beyond.

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At Cliffdale in our Peace River region, our 2013 capital budget includes funding for the drilling and facility construction of a second module of commercial thermal development. The second thermal module is planned as a 15-well cyclic steam stimulation (“CSS”) project with development expected to commence in the first quarter of 2013. Based on our numerical reservoir modeling, we anticipate a peak annual rate of approximately 2,000 bbl/d, which we would expect to occur in approximately year four of the development.

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At Cold Lake in our Lloydminster region, we will commence construction of our steam-assisted gravity drainage (“SAGD”) pilot project. Expenditures will include lease and facility construction and the drilling of one SAGD well pair. Upon success of the pilot project, construction of a commercial 5,000 bbl/d SAGD project would commence in 2014 with initial production in 2016.

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The balance of our capital program will be directed primarily towards light oil development, with the single largest project being the Bakken/Three Forks in North Dakota. Our 2013 development plan in North Dakota represents approximately 15% of our 2013 capital budget, and will include the drilling of approximately 22 gross (9.3 net) wells.

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Our 2013 capital budget includes the drilling of approximately 228 net wells, of which 187 will target crude oil, three will target natural gas and 38 will be stratigraphic and service wells. Our 2013 stratigraphic and service well program will support multi-lateral drilling programs in future years, further delineate our lands at Cliffdale for thermal development and enhance our operating cost efficiency by expanding our water disposal capacity near our core producing assets.

2013 Capital Budget and Wells Drilled by Area

	Amount	Wells Drilled
	($ millions)	(net)

Conventional Development
Peace River	158	38
Lloydminster	109	108
North Dakota	75	9
Other - oil	48	15
Other - gas	22	3
Stratigraphic and Service	18	38
	430	211

Long Term Oil Development
Cliffdale CSS	60	15
Cold Lake SAGD	30	2
	90	17

Total Capital / Wells Drilled	520	228

2013 Capital Budget by Expenditure Type

Amount
($ millions)

Exploration and Development	392
Development - Facilities	26
Thermal	90
Land and Seismic	12
Total Capital	520

Financing the 2013 Capital Budget and Dividend

Baytex expects to finance its 2013 capital budget and dividend with funds from operations and its existing credit capacity.

Baytex is well positioned with a strong balance sheet and significant available credit capacity. Pro forma the $120 million acquisition of undeveloped oil sands leases at Cold Lake (which closed on October 2, 2012) and the repatriation of the remaining sale proceeds from the sale of non-operated interests in North Dakota (which occurred on November 19, 2012), our total bank borrowings at September 30, 2012 were approximately $104 million, leaving us with $596 million of undrawn credit facilities.

Baytex Confirms Monthly Dividend of $0.22 per Share

Based on the current pricing environment for light oil and heavy oil and its overall spending requirements, Baytex expects to maintain its monthly dividend payment at $0.22 per common share. Baytex continuously evaluates the monthly dividend rate in the context of the prevailing commodity price environment, its continued ability to execute on its capital program, the amount of funds from operations and capital expenditures and its prevailing financial circumstances at the time.

Corporate Taxation

Our cash income tax liability is dependant upon many factors, including the prices at which we sell our production, available income tax deductions and the legislative environment in place during the taxation year.  Based upon the current forward commodity price outlook, projected production and capital spending and currently enacted tax laws in Canada and the United States, Baytex does not expect to pay cash income taxes in Canada in 2013 and expects to receive a cash tax refund of approximately $10 million in the United States in 2013.  This refund represents a recovery of cash taxes paid in the United States during 2012 on the disposition of properties in North Dakota.

Advisory Regarding Oil and Gas Information and Non-GAAP Financial Measures
Baytex has adopted the standard of 6 Mcf:1 BOE when converting natural gas to barrels of oil equivalent ("BOEs"). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

In this press release we refer to funds from operations, which does not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non‑cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. Please refer to our most recent management's discussion and analysis of financial condition and results of operations for a reconciliation of funds from operations to cash flow from operating activities.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

Advisory Regarding Forward-Looking Statements

In the interest of providing Baytex's shareholders and potential investors with information regarding Baytex, including management's assessment of Baytex's future plans and operations, certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Specifically, this press release contains forward-looking statements relating to: our exploration and development capital expenditures for 2013; our average production rate for 2012 and 2013; our oil and oil equivalent production growth rates for 2013; our business strategies, plans and objectives; our ability to moderate our long term corporate decline rates by adding production from thermal recovery projects; our production mix for 2013; development plans for our properties; the rate of return for our multi-lateral drilling program in our Peace River region relative to other projects; our ability to exploit multiple horizons in our Lloydminster region; our plans for a second module of commercial thermal development at Cliffdale in our Peace River region, including the timeline for the project, the expected peak annual production rate for the project and the timeline for achieving such production rate; our plans for a steam-assisted gravity drainage project at Cold Lake, including the timeline for both the pilot and commercial projects and the productive capacity of the commercial project; the breakdown of our 2013 capital budget by area and expenditure type; our plans for financing our 2013 capital budget; our bank borrowings and undrawn credit facilities at September 30, 2012 pro forma the acquisition of undeveloped oil sands leases at Cold Lake and the repatriation of the proceeds from the sale of our non-operated interests in North Dakota; our liquidity and financial capacity; our dividend policy; and our estimated cash income taxes in 2013. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.

These forward-looking statements are based on certain key assumptions regarding, among other things: petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; and the continuance of existing and, in certain circumstances, proposed tax and royalty regimes. The reader is cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved during the forecast period will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: fluctuations in market prices for petroleum and natural gas; fluctuations in foreign exchange or interest rates; general economic, market and business conditions; stock market volatility and market valuations; changes in income tax laws; industry capacity; geological, technical, drilling and processing problems and other difficulties in producing petroleum and natural gas reserves; uncertainties associated with estimating petroleum and natural gas reserves; liabilities inherent in oil and natural gas operations; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; risks associated with oil and gas operations; changes in royalty rates and incentive programs relating to the oil and gas industry; changes in environmental and other regulations; incorrect assessments of the value of acquisitions; failure to obtain the necessary regulatory and other approvals and on the planned timelines; and other factors, many of which are beyond the control of Baytex. These risk factors are discussed in Baytex's Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2011, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

There is no representation by Baytex that actual results achieved during the forecast period will be the same in whole or in part as those forecast and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Williston Basin in the United States. Approximately 88% of Baytex's production is weighted toward crude oil, with a particular emphasis on heavy oil.  Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.  For further information about Baytex, please visit our website at www.baytex.ab.ca.

For further information, please contact:

Brian Ector, Vice President, Investor Relations

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca